NEWS RELEASE
November 2, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

TOURNIGAN CLOSES $5.5 MILLION DALRADIAN SALE

Vancouver, November 2, 2009—Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) has completed the sale to SA Resources, Ltd. (“SA”) of all of the issued and outstanding shares of Dalradian Gold Ltd., the Northern Irish company that holds the Curraghinalt gold licences.

SA acquired Dalradian from Tournigan in consideration for a total payment of C$5.5 million.  Of this amount, Tournigan received C$2.5 million in cash and the balance of C$3 million in the form of an interest-free secured promissory note due on December 31, 2009.

About Tournigan

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com